UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC FILE NUMBER: 001-33292

CUSIP NUMBER: 21870U205
(Check One)    ☒    Form 10-K         ☐     Form 20-F         ☐    Form 11-K         ☐Form 10-Q
☐    Form 10-D        ☐    Form N-SAR      ☐    Form N-CSR

For Period Ended: December 31, 2013

☐ Transition Report on Form 10-K        ☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K        ☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

CorEnergy Infrastructure Trust, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

1100 Walnut, Suite 3350

Address of Principal Executive Office (Street and Number)
Kansas City, Missouri 64106

City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
CorEnergy Infrastructure Trust, Inc. (the “Company”) is unable to file timely its annual report on Form 10‑K for the fiscal year ended December 31, 2013 (the “Form 10-K”), due to EDGAR transmission problems that occurred as detailed below. The Company’s EDGAR filing software vendor, which normally assists the Company in filing its periodic reports, inadvertently revised certain data fields in attempting to verify the Company’s XBRL exhibits, in a manner that created errors in those exhibits. The time required to identify and correct this error resulted in a situation in which additional mistakes were made in attempting to transmit the Form 10-K submission to EDGAR prior to 5:30 p.m. EDT on March 17, 2014, such that the Company inadvertently transmitted a version of the submission file that did not include the final edits to the Form 10-K or any of the required exhibits, and which received an official filing date of March 18, 2014.

The Company has continued to work with its EDGAR software vendor to identify and correct the cause of these issues and will file an amended Form 10-K, with all required exhibits, within the time period required by this Form 12b-25 to ensure the timely filing of its annual report for the fiscal year ended December 31, 2013.

PART IV—OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification

Steven F. Carman                    (512) 370-3451

(Name)                            (Area Code) (Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Form 10-K reflects – as have the three preceding quarterly reports – significant changes to the Company’s sources of revenue and results of operations, due to the Company’s decision to withdraw its election to be treated as a business development company and begin operating as a real estate investment trust (REIT). For fiscal 2012, the Company’s income was still mostly derived from its portfolio of trading and other equity securities. Just prior to the beginning of fiscal 2013, the Company liquidated nearly all of its trading securities and acquired, and leased back to a subsidiary of Ultra Petroleum Corp., the Pinedale Liquids Gathering System (LGS), its first major REIT-qualified energy infrastructure asset and now its largest source of income. As a result, the Company’s reported net income of $8.9 million for fiscal 2013, as compared to $19.6 million for fiscal 2012, was driven largely by these changes. Fiscal 2012 results reflected none of the lease revenues or offsetting expenses associated with the Pinedale LGS. In contrast, fiscal 2013 reflected a $14.8 million decrease in realized and unrealized gains and losses from trading and other equity securities as compared to 2012, but also reflected $20 million in new leasing revenue attributable to the Pinedale LGS.

CorEnergy Infrastructure Trust, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 18, 2014	By: /s/ Richard C. Green
Name:    Richard C. Green

Title:	Chairman of the Board

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